UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 16, 2017

Commission File Number 001-36723

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Amec Foster Wheeler plc

(formerly AMEC plc)

(Name of Registrant)

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Amec Foster Wheeler plc

Old Change House

128 Queen Victoria Street

London EC4V 4BJ

United Kingdom

(Address of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Sellafield contract win

London, 16 August 2017 - OneAIM, a joint venture between Amec Foster Wheeler and Interserve, has won a key framework contract to support reprocessing plants and facilities at the Sellafield nuclear site in Cumbria.

Operations Site Works, which is worth up to £160 million over four years, covers engineering support services for asset care and maintenance.

OneAIM's participation in the full project lifecycle is designed to produce greater cost-efficiencies for Sellafield Limited, the company responsible for reprocessing, decommissioning and nuclear waste management.

Each of the OneAIM partners has extensive experience in the nuclear sector. Amec Foster Wheeler's existing work at Sellafield includes:
■  Lot 3 of the Decommissioning Delivery Partnership, a 10-year, £125 million framework to support accelerated clean-up of the site;
■  Membership of the Axiom alliance, which supplies design, engineering, and safety case assessment services for projects and tasks supporting accelerated hazard reduction;
■  Delivery, as part of a joint venture, of the Box Encapsulation Plant, a £600 million project to tackle one of the site's most hazardous legacy facilities;
■  A 10-year contract for laboratory-based analysis and characterisation of waste.

Interserve has worked with Sellafield for 17 years, supporting it during major projects such as the opening of the new Evaporator D facility - a significant expansion to the capacity for processing nuclear waste material on the 6km² site.

Clive White, President of Amec Foster Wheeler Clean Energy, said:

"Winning the Operations Site Works framework reflects our strategy to extend the range of services we provide to Sellafield Limited.

"We welcome the opportunity of taking a greater role in the full project lifecycle, focusing on delivering safe, efficient and predictable outcomes and supporting Sellafield Limited in its cost efficiency objectives, while also having a positive social impact on communities, skills and growth in Cumbria.

"The combination of Amec Foster Wheeler and Interserve creates a highly capable vehicle that will work to bring international best practice and value-driven solutions to the Sellafield mission."

Guy Bruce, Managing Director - infrastructure and industrial, at Interserve, said:

"Having worked in the nuclear sector for more than 65 years, we're extremely well equipped to deal with the challenges that operating in such an environment presents. Our team of experts carry out their day-to-day responsibilities with the level of precision and care required at a reprocessing plant, using their skills and knowledge to manage customer projects in a safe and efficient way.

"The nature of work at Sellafield also requires flexibility to scale up activity to deliver complex multidisciplinary projects. Our longstanding relationship with Sellafield has given us an in-depth understanding of its unique needs, allowing us to work with our partners Amec Foster Wheeler to tailor the service we provide."

For further information contact:

Amec Foster Wheeler
Investors: Rupert Green, Chief Corporate Development Officer                                            +44 (0)20 7429 7500
Media: Jonathan Refoy, Director of Corporate Affairs

Interserve
Stephanie Byrne Camargue                                                                                                    +44 (0)20 7636 7366

Rhys Jones                                                                                                                             +44 (0)1189 60 2285

Notes to editors
Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 35,000 people in more than 55 countries and with 2016 revenues of £5.4 billion, the company operates across the oil and gas industry from production through to refining, processing and distribution of derivative products and in the mining, power and process, pharmaceutical, environment and infrastructure markets.

The company's nuclear business stands out for its ability to bring world-leading expertise, technology and scientific capabilities to customers' challenges throughout the life-cycle from new build and reactor operations to life extension and decommissioning. With more than 3,000 nuclear specialists around the world, we're able to support our customers with local resources.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Interserve (www.interserve.com) is Interserve is one of the world's foremost support services and construction companies. Our vision is to redefine the future for people and places. Everything we do is shaped by our core values. We are a successful, growing, international business: a leader in innovative and sustainable outcomes for our clients and a great place to work for our people. We offer advice, design, construction, equipment, facilities management and frontline public services. Headquartered in the UK and FTSE listed, we have gross revenues of £3.7 billion and a workforce of circa 80,000 people worldwide.
For Interserve news follow: @interservenews
For facilities management updates follow: @INT_FM

OneAIM is a consolidated delivery vehicle for the OSW contract, which replaces the Multi-Discipline Site Works and Site Wide Asset Care frameworks. The joint venture will provide civil, mechanical and electrical works and project delivery to support Sellafield's operational assets and focus on safe, predictable and cost-efficient delivery.

Sellafield Limited (www.sellafieldsites.com) is the company responsible for safely delivering decommissioning, reprocessing and nuclear waste management activities on behalf of the Nuclear Decommissioning Authority. The Sellafield site in West Cumbria, formerly home to the world's first commercial nuclear power station, processes and stores waste from the UK's operational reactors and from nuclear power plants overseas. Meanwhile, other parts of the complex site are going through a decommissioning process.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

Publication on Website
A copy of this announcement will be made available on Amec Foster Wheeler's website at www.amecfw.com by no later than 12 noon (London time) on the business day following publication of this announcement. For the avoidance of doubt, the contents of this website are not incorporated into and do not form part of this announcement.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 16 August 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary